CHASE ISSUANCE TRUST

Class A(2008-13)

Transaction Summary

Issuing Entity:	Chase Issuance Trust

Notes Offered:	Class A(2008-13)

Principal Amount:	$565,000,000

Interest Rate:	Three-Month LIBOR + 1.50% p.a.

Expected Issuance Date:	September 16, 2008

First Interest Payment Date:	December 15, 2008

Interest Payment Dates:	15th day of each March, June, September and December (unless the 15th is not a business day, in which case it will be the next business day)*

Scheduled Principal Payment Date:	September 16, 2013

Legal Maturity Date:	September 15, 2015

Price to Public:	$ 565,000,000 (or 100.0000%)

Underwriting Discount:	$ 1,271,250 (or 0.2250%)

Proceeds to the Issuing Entity:	$ 563,728,750 (or 99.7750%)

Selling Concessions:	0.1350%

Reallowance:	0.0675%

Weighted Average Life:	5.000 years

ERISA Eligible:	Yes (subject to important considerations described in the prospectus)

Anticipated Ratings: (Moody’s/Standard & Poor’s/Fitch)	Aaa/AAA/AAA

Lead Underwriter:	J.P. Morgan Securities Inc.

Co-Managers:	Barclays Capital Inc. Lehman Brothers Inc.

*

If an early amortization event or an event of default and an acceleration of the offered notes occurs, the issuing entity will make interest payments on the offered notes on the 15th day of each month. Interest payments due on a day that is not a business day in New York, New York, Newark, Delaware or Minneapolis, Minnesota will be made on the following business day.

The issuing entity has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuing entity has filed with the SEC for more complete information about the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chase Bank USA, National Association, the issuing entity, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (866) 669-7629 or by emailing the ABS Syndicate Desk at abs_synd@jpmorgan.com.